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SEC FILE NUMBER
8- 52622

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HALEY SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10703 J STREET, SUITE 102
(No. and Street)

OMAHA	NE	68127
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SHIRLEY BROWN 402-397-0780
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HENJES, CONNER & WILLIAMS P.C.
(Name – *if individual, state last, first, middle name*)

P.O. BOX 1937	DAKOTA DUNES	SD	57049
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

MAR 03 2020

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHRISTY COHOON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HALEY SECURITIES, INC., as of DECEMBER 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Christy Cohoon 2-26-20
Signature

PRESIDENT
Title

Jennifer L. Allison
Notary Public

GENERAL NOTARY - State of Nebraska
JENNIFER L. ALLISON
My Comm. Exp. February 14, 2023

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HALEY SECURITIES, INC.

FINANCIAL STATEMENTS

Year ended December 31, 2019

Haley Securities, Inc.

Table of contents

HENJES, CONNER & WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PO BOX 1937
801 STEVENS PORT DR
DAKOTA DUNES, SD 57049

P: (605) 242-3900
(800) 274-3931
F: (605) 242-3901

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Haley Securities, Inc.
Omaha, Nebraska

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of HALEY SECURITIES, INC. (a Nebraska S Corporation), as of December 31, 2019, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Haley Securities, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Haley Securities, Inc.'s management. Our responsibility is to express an opinion on Haley Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Haley Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental schedules on pages 14 through 17 have been subjected to audit procedures performed in conjunction with the audit of Haley Securities, Inc.'s financial statements. The supplemental information is the responsibility of Haley Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Henjes, Conner & Williams, PC
Certified Public Accountants

We have served as Haley Securities, Inc.'s auditor since 2014.

Dakota Dunes, South Dakota
February 26, 2020

Haley Securities, Inc.

Statement of Financial Condition

December 31, 2019

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	158,375
CRD - Escrow		1,461
Accounts receivable		6,670
Prepaid expenses		26,699
Total current assets		193,205
FURNITURE AND EQUIPMENT		
Furniture and equipment		36,711
Less accumulated depreciation		(31,038)
Net furniture and equipment		5,673
OPERATING LEASE RIGHT-OF-USE ASSETS		46,458
TOTAL ASSETS	$	245,336

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	1,905
Accrued expenses		20,216
Operating lease liabilities		12,676
Total current liabilities		34,797
NON- CURRENT LIABILITIES		
Operating lease liabilities		34,532
STOCKHOLDERS' EQUITY		
Common stock; $1 par value; 10,000 shares authorized and 1,000 shares issued and outstanding		1,000
Retained earnings		175,007
Total stockholders' equity		176,007
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	245,336

The accompanying notes are an integral part of these financial statements

Haley Securities, Inc.

Statement of Operations

Year Ended December 31, 2019

REVENUES		
Placement fees	$	3,123,360
EXPENSES		
Commissions		1,735,200
Computer services		3,471
Continuing education		658
Employee benefits		45,792
Lease expense		14,951
Insurance		42,623
Licenses and permits		18,142
Miscellaneous		1,147
Office		5,459
Salary		425,499
Professional fees		19,002
Rent		6,438
Taxes - payroll		71,961
Taxes - other		955
Travel and entertainment		2,928
Utilities		22,918
Depreciation		3,643
Contributions		1,000
Total expenses		2,421,787
NET INCOME	$	701,573

The accompanying notes are an integral part of these financial statements

Haley Securities, Inc.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2019

	Issued Shares	Common Stock	Paid-In Capital	Retained Earnings	Stockholders' Equity
December 31, 2018	1,000	$ 1,000	$ -	$ 313,162	$ 314,162
Net income	-	-	-	701,573	701,573
Shareholder distributions	-	-	-	(839,728)	(839,728)
December 31, 2019	1,000	$ 1,000	$ -	$ 175,007	$ 176,007

The accompanying notes are an integral part of these financial statements

Haley Securities, Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year Ended December 31, 2019

Subordinated Liabilities, December 31, 2018	$	-
Increases		-
Decreases		-
Subordinated Liabilities, December 31, 2019	$	-

The accompanying notes are an integral part of these financial statements

Haley Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	701,573
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		3,643
(Increases) decreases in operating assets		
CRD - Escrow		448
Prepaid expenses		(1,182)
Accounts receivable		(6,670)
Right-of-use asset		(46,458)
Increases (decreases) in operating liabilities		
Accounts payable		(29,625)
Accrued expenses		(2,071)
Lease liability		47,208
Net cash provided by operating activities		666,866
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment		(1,854)
Net cash used by investing activities		(1,854)
CASH FLOWS FROM FINANCING ACTIVITIES		
Shareholder draws		(839,728)
Net cash used by financing activities		(839,728)
NET DECREASE IN CASH		(174,716)
Cash and cash equivalents, beginning of the year		333,091
Cash and cash equivalents, end of the year	$	158,375

Supplemental disclosure of cash flow information

Cash paid for interest	$	-
Cash paid for taxes	$	-

The accompanying notes are an integral part of these financial statements

Haley Securities, Inc.

Notes to Financial Statements

NOTE A NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Haley Securities, Inc. and notes are representations of the Company's management, who are responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting policies generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of Activity
Haley Securities, Inc. is a Nebraska S Corporation that operates as a registered broker-dealer and acts as an agent in the sale of real estate interests for limited partnerships in which the Company's stockholders are a partner or manager. It is regulated by the Securities Exchange Commission (SEC) and is under the jurisdiction of FINRA (Financial Industry Regulatory Authority). FINRA is the largest independent regulator for all securities firms doing business in the United States.

Basis of Accounting
The Company prepares its financial statements on the accrual basis using generally accepted accounting principles.

Revenue Recognition
The Company recognizes commission revenue when the real estate limited partnership accepts the completed application of the investor, has ensured that the investor meets the qualification standards required by the SEC and has posted the investor's funds to an ownership interest which happens twice per month. At that point the revenue has been earned by the Company.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and Equipment
Furniture and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any resulting gain or loss on disposition is reflected in operations. Repairs and maintenance are expensed as incurred. Expenditures for additions, improvements and replacements are capitalized. Depreciation expense for the year ended December 31, 2019 was $3,643.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all time deposits, certificates of deposit, and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE A NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Leases
The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in several non-cancellable operating leases, for office space, computers and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

Compensated Absences
Full-time year round employees are entitled to paid vacations depending on the length of service and other factors. Accrued vacation pay at December 31, 2019 was deemed immaterial and not accrued.

Income Taxes
The Company elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. The income of the Company is passed through to the individual shareholder who report it on their personal tax returns. Therefore, there is no provision or liability for federal or state income taxes reflected in these financial statements. The income allocable to each shareholder is subject to examination by federal and state taxing authorities. In the event of an examination of the income tax returns, the tax liability of the shareholders could be changed if an adjustment in the income is ultimately determined by the taxing authorities.

NOTE A NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Certain transactions of the Company may be subject to accounting methods for income tax purposes that differ significantly from the accounting methods used in preparing the financial statements in the accordance with generally accepted accounting principles. Accordingly, the taxable income of the Company reported for income tax purposes may differ from net income in these financial statements.

The Company has adopted the provisions of FASB ASC 740-10, "Accounting for Uncertain Tax Positions". The Company will record a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company's evaluation revealed no tax positions that would have a material impact on the financial statements. The Company does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

No interest or penalties have been accrued for the year ended December 31, 2019. The federal and state income tax returns of the Company for 2018, 2017, and 2016 are subject to examination by the IRS and state taxing authorities, generally for 3 years after they are filed.

NOTE B NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. This rule requires the Company to maintain net capital of at least $5,000 or 6 and 2/3 percent of "aggregate indebtedness", whichever is greater. In addition, the Company is not permitted to exceed a ratio of aggregate indebtedness to net capital of 15 to 1, both as defined in the Rule. At December 31, 2019 the Company had net capital of $89,406 which was $84,406 in excess of its requirement. The Company's ratio of aggregate indebtedness to net capital was .7786 to 1 at December 31, 2019.

NOTE C RELATED PARTY TRANSACTIONS

The Company subleases their copier and postage meter to Haley Communities Limited Partnership Fund No. 1, Haley Communities Limited Partnership Fund No. 2, Haley Communities Limited Partnership Fund No. 3, Haley Communities Limited Partnership Fund No. 4, Haley Associates Limited Partnership, and Haley Real Estate Group. They also charge these entities for office supplies and services rendered. Dial Equities, Inc. charges the Company for email and website, shredding, software, and receptionist services, in addition to office phone lease. Total rent paid to the entity was $120 during the year ended December 31, 2019. The Company is also included in Dial Equities, Inc. health insurance and 401(k) plans.

NOTE C RELATED PARTY TRANSACTIONS (Continued)

The Company leases office space from Blue Moon HC3, LLC. Total rent paid to that entity was $8,066 plus common area maintenance fees of $6,438 during the year ended December 31, 2019.

Related party payments or (reimbursements) for the year ended December 31, 2019:

Haley Communities Limited Partnership Fund No. 1	$ (14,462)
Haley Communities Limited Partnership Fund No. 2	(14,551)
Haley Communities Limited Partnership Fund No. 3	(14,482)
Haley Communities Limited Partnership Fund No. 4	(25,493)
Blue Moon HC3, LLC	14,504
Haley Associates LTD	(12,642)
Haley Real Estate Group	(2,968)
DEI Communities	45,256
Net related party reimbursements	$ (24,838)

One or more shareholders of the Company are affiliated with Haley Communities Limited Partnership Fund No. 1, Haley Communities Limited Partnership Fund No. 2, Haley Communities Limited Partnership Fund No. 3, Haley Communities Limited Partnership Fund No. 4, Haley Associates Limited Partnership, and Haley Real Estate Group through common ownership. Haley Communities Limited Partnership Fund No. 4 paid placement fees of 9% for all equity raised by the Company in 2019. The placement fees (revenue) earned by the Company for the year ended December 31, 2019 from Haley Communities Limited Partnership Fund No. 4 was $3,123,360.

NOTE D CONCENTRATIONS

All placement fees were generated from equity raises completed for Haley Communities Limited Partnership Fund No. 4 for the year ended December 31, 2019 (see Note C). The Company's cash balances are in two financial institutions. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times the balances in the Company's accounts may exceed this limit. The Company is also a member of the Securities Investor Protection Corporation (SIPC), a nonprofit organization that assists investors when a brokerage firm closes due to bankruptcy or other financial difficulties. SIPC works to return customers' cash, stock, and other securities, and other customer property that may be missing from their account. It does not cover individuals who sold worthless stocks and other securities but rather helps customers when stocks and other securities are stolen or put at risk when a brokerage fails for other reasons. Securities in accounts transacted by the Company are protected in accordance with SIPC rules up to $500,000 including $250,000 cash.

NOTE E RESTRICTED CASH

The CRD – Escrow account contains restricted cash used to pay for new or renewal licensing fees to federal and state agencies.

Haley Securities, Inc.

Notes to Financial Statements

NOTE F LEASES

The Company has obligations as a lessee for office space, copier, and postage meter with initial non-cancellable terms. The Company classified these leases as operating leases. The leases initially do not contain renewal options. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred, common area maintenance charges amounted to $6,438 for the year ended December 31, 2019.

The components of lease cost for the year ended December 31, 2019 are as follows:

Operating lease cost	$ 6,320
Variable lease cost	8,631
Total lease cost	$ 14,951

Amounts reported in the balance sheet as of December 31, 2019 were as follows:
Operating leases:

Operating lease ROU asset	$ 46,458
Operating lease liabilities	47,208

Other information related to leases as of December 31, 2019 was as follows:

Supplemental cash flow information:
Cash paid for amounts included in the measurement of lease liabilities:

Operating cash flow from operating leases	$ 14,506

ROU assets obtained in exchange for lease obligations:

Operating leases	$ 47,208

Reductions to ROU assets resulting from reductions to lease obligations:

Operating leases	$ 750

Weighted average remaining lease term:

Operating leases	3.53 years

Weighted average discount rate:

Operating leases	5.11 %

NOTE F OPERATING LEASES – (Continued)

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

The Company leases its office space, copier and a postage meter. The office space is leased from a related party as discussed in Note C. Maturities of lease liabilities under non-cancellable operating leases as of December 31, 2019 are as follows:

	Office Lease	Copier Lease	Postage Meter	Total
2020	8,432	5,484	836	14,751
2021	8,685	5,484	836	15,004
2022	8,945	2,742	836	12,523
2023	9,213	-	209	9,422
Total undiscounted lease payments	35,274	13,710	2,717	51,701
Less imputed interest	3,422	847	224	4,493
Total lease liabilities	31,852	12,863	2,493	47,208

The office lease is valid until December 31, 2023. Total base rent is $45,314 payable in monthly installments, in advance, on the first day of each month. For the year ended December 31, 2019, monthly installments amount to $682. The copier lease is valid until June 10, 2022. Minimum monthly payment is $457. The lease for the postage meter is valid until February 28, 2023. Billing made quarterly at $208.

The company also entered into an agreement for computer network and telecommunication services that automatically renews annually and has a 30-day notice cancellation policy. Payments due each month for the year ending December 31, 2020 are $1,842.

NOTE G EMPLOYEE BENEFIT PLAN

The Company has a qualified 401(k) plan which covers substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the plan, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. The Company matches the employee contributions up to 4% of eligible wages. The Company's matching contribution was $41,873 for the year ended December 31, 2019 and is included in employee benefits on the statement of operations.

NOTE H SUBSEQUENT EVENTS

The Company has evaluated transactions and events that could impact the financial statements for the year ended December 31, 2019 through February 26, 2020, which is the date the financial statements were issued. There were no subsequent events requiring disclosure or recognition in the financial statements.

SUPPLEMENTAL SCHEDULES

Haley Securities, Inc.

Computation of Aggregate Indebtedness and Net Capital in Accordance with Rule 15c3-1

December 31, 2019

Schedule I

Aggregate indebtedness		
Total liabilities		$ 69,329
Total aggregate indebtedness		69,329
Net capital		
Credit items		
Common stock	$ 1,000	
Retained earnings	175,007	176,007
Deduct nonallowable assets		
Prepaid and other assets	34,830	
Property and other assets, net of accumulated depreciation	5,673	
Right-of-use asset	46,458	86,961
Net capital		$ 89,046
Capital requirements		
Minimum dollar requirements		$ 5,000
Net capital exceeding requirements		84,046
Net capital		$ 89,046
Percentage of aggregate indebtedness to net capital		77.86%

Haley Securities, Inc.

Reconciliation of Net Capital and Aggregate Indebtedness per Audit Report to Client's Focus Report
December 31, 2019

Schedule II

Aggregate indebtedness per audit report	$	69,329
Aggregate indebtedness per FOCUS report		69,329
Difference	$	-
Net capital per audit report	$	89,046
Net capital per FOCUS report		89,046
Difference	$	-

Haley Securities, Inc.

Information Relating to Possession or Control Requirements
December 31, 2019

Schedule III

This firm claims exemption to SEC Rule 15c3-3 pursuant to subparagraph (k)(2)(i).

The firm met the provisions of SEC Rule 15c3-3 (k)(2)(i) throughout the year ended December 31, 2019 without exception.

Haley Securities, Inc.
Computation of Reserve Requirement
December 31, 2019

Schedule IV

This firm claims exemption to SEC Rule 15c3-3 pursuant to subparagraph (k)(2)(i).

The firm met the provisions of SEC Rule 15c3-3 (k)(2)(i) throughout the year ended December 31, 2019 without exception.

HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PO BOX 1937
801 STEVENS PORT DR
DAKOTA DUNES, SD 57049

P: (605) 242-3900
(800) 274-3931
F: (605) 242-3901

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Haley Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Haley Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Haley Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(i) Special Account for the Exclusive Benefit of Customers (exemption provisions) and (2) Haley Securities, Inc. stated that Haley Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Haley Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Haley Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Henjes, Conner &
Williams, PC
Certified Public Accountants

Dakota Dunes, South Dakota
February 26, 2020

HALEY SECURITIES, INC.

Member FINRA
10703 J St. Ste 102
Omaha, NE 68127
(402) 397-0780

Haley Securities, Inc.'s Exemption Report

Haley Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240-15c3-3 under the following provisions of 17 C.F.R. § 240-15c3-3 (k) (2) (i).
(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Haley Securities, Inc.
I, Christine Cohoon, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By : Christine Cohoon

Title : President

Haley Securities, Inc.

10703 J. St
Suite 102
Omaha, NE 68127
402- 397-0780

SEC Mail Processing

MAR 03 2020

Washington, DC

February 26, 2020

Federal Express
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
(202) 551-6551

Enclosed please find 2 copies of the audited financial statements for the fiscal year ending December 31, 2019 for the registered Broker/Dealer of Haley Securities, Inc. SEC File Number 8-52662 and CRD #104124.

Please acknowledge receipt of this package by date stamping the enclosed copy of this letter and returning it in the self-addressed envelope provided.

Thank you,

Christy Cohoon
President
Haley Securities